

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Justin Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street, Suite 2250
Milwaukee, WI 53214

> **Re: Merge Healthcare Incorporated**
> **Registration Statement on Form S-4**
> **Filed July 28, 2010**
> **File No. 333-168341**

Dear Mr. Dearborn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that comments are outstanding with regards to your Form 10-K for the fiscal year ended December 31, 2009. Comments with respect to your Form 10-K must be resolved prior to the desired effective date.

2.   We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3.   Please update the financial statement information in compliance with Rule 3-12 of Regulation S-X.

Cover Page

4.   We note that your cover page, as presented, extends beyond the one-page limit. Please confirm that the cover page will not extend beyond one page.

5.   Please indicate, on the cover page, that broker-dealers who acquired the old notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with the resales of the exchange notes.

The Exchange Offer, page 42

6.   Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934 and Question and Answer Eight in Exchange Act Release No. 34-16623 (March 5, 1980). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Incorporation of Documents by Reference, page 105

7.   It appears that you are seeking to incorporate by reference any filings made pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing of the initial registration statement and prior to effectiveness of the Form S-4. In this regard, we note that a Form 8-K and a Form 10-Q for the quarterly period ended June 30, 2010 were filed on July 28 and August 9, 2010, respectively. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05 and confirm that you intend to specifically identify all Exchange Act reports "filed" prior to effectiveness in a final prospectus filed pursuant to Rule 424 or advise.

Undertakings, II-2

8.   Please advise us as to why you have not included the undertakings required by Item 512(a)(5)(i) or (ii) and Item 512(b) of Regulation S-K.

Exhibit Index

9.   We note that you intend to file the legality opinion by amendment. Please be advised that we will need sufficient time to review this exhibit, once filed, and that our review may result in further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel